

June 24, 2011

Via E-mail
Mr. Wallace Boyack
President, Chief Executive Officer and
      Chief Financial Officer
North Horizon, Inc.
2290 East 4500 South
Suite 130
Salt Lake City, UT 84117

     Re: North Horizon, Inc.
              Form 10-K for the Year Ended December 31, 2010
              Filed March 25, 2011
              Form 10-Q for the Interim Period Ended March 31, 2011
              Filed May 13, 2011
              File No. 000-52991

Dear Mr. Boyack:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 9A. Controls and Procedures, page 18

1. We note that management performed an evaluation of the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days of the filing of the annual report. Please revise and state, if true, that management performed this evaluation as of the end of the period covered by the annual report. See Exchange Act Rule 13a-15(b).

2. We note your statement that your principal executive officer and principal financial officer have concluded the disclosure controls and procedures "may not be effective ……." It does not appear that your certifying officers have reached a conclusion whether your disclosure controls and procedures are *effective*. Please revise to include a definitive conclusion regarding the effectiveness of your disclosure controls and procedures.

3. Also, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is *accumulated* and *communicated* to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. In the alternative, remove the definition completely. See Exchange Act Rule 13a-15(e).

4. The disclosures in the second paragraph under this heading do not address the timing of the observation of changes in internal controls. Please revise to disclose whether any changes in internal controls occurred during the fourth quarter as required by Item 308(c) of Regulation S-K.

5. Revise and provide a report of management on the registrant's internal control over financial reporting that includes all of the elements specified in Item 308T.(a) of Regulation S-K.

6. You disclose that internal controls over financial reporting are effective "other than the lack of segregation of responsibility….." Please note that a qualified conclusion of the effectiveness of internal controls over financial reporting does not meet the criteria of Item 308 (a)(3) of Regulation S-K. Revise to provide a clear and unqualified conclusion regarding the effectiveness of internal controls over financial reporting; however, please note that the existence of any material weaknesses precludes an "effective" conclusion.

Form 10-Q for the interim period ended March 31, 2011

Item 4. Controls and Procedures (10-K and 10-Q)

7. We note your statement that disclosure controls and procedures were designed to provide only reasonable assurance of achieving their desired control objectives. Please confirm in your response and disclose in future filings that, if true, management concluded that your disclosure controls and procedures were also effective at the reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services